July 9, 2010

Via Edgar Correspondence
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-3628
Attn:	Mr. Michael R. Clampitt
Mr. Jonathan E. Gottlieb
Division of Corporation Finance

Re:	Hills Bancorporation
Form 10-K for the year ended December 31, 2009, filed March 10, 2010
Form 10-Q for the quarterly period ended March 31, 2010, filed May 7, 2010
Schedule 14A, filed March 19, 2010
File No. 000-12668

Dear Messrs. Clampitt and Gottlieb:

Hills Bancorporation (the “Company”) received in the mail on July 2, 2010, a letter from the staff of the Securities and Exchange Commission (the “Staff”), dated June 16, 2010, regarding the above captioned periodic reports and filings.  The letter was postmarked on June 23, 2010.

As previously discussed with Mr. Gottlieb on July 2, 2010 when the letter was received, the Company, began the process of preparing its response to the Staff’s comments.  The initial concern was the requirement to respond to the letter within ten business days given when the Company was in receipt of the letter on July 2, 2010. Mr. Gottlieb indicated it was most important that the Company have a complete response to all the comments and to proceed on a timely basis.

After consulting with the Company’s management in charge of responding to the Staff’s comments, the Company’s Independent Registered Public Accounting Firm, KPMG LLP and its SEC attorney with the firm of Dickinson Mackaman Tyler & Hagan on July 6, 2010, a time table was discussed.

Preparing the response to the accounting and legal advisors is expected to be completed by July 16, 2010 and depending on the schedule that the advisors have is to return comments no latter than July 23, 2010 to the Company.  Once the review comments are all incorporated into the final document it would be submitted to the Staff on July 30, 2010.

The time frame that has been outlined is intended for the Company to fully and completely answer all comments that are included in the Staff’s letter.  It is also intended that all appropriate changes as applicable will be incorporated in the Company’s 10-Q filing for the period ended June 30, 2010 to be filed in early August, 2010.

The Company appreciates your understanding in delaying our response to this matter in order to have a complete response.  Please contact Shari J. DeMaris, Senior Vice President, Director of Finance for Hills Bank and Trust Company, at (800) 445-4566 or me at the same number with any questions.

Sincerely,

/s/ James G. Pratt

James G. Pratt
Secretary, Treasurer and Chief Accounting Officer

Cc:	William S. Long, Partner – KPMG LLP
Arthur F. Owens, Dickinson Mackaman Tyler & Hagan P.C.